Exhibit 4(f)

OLD KENT FINANCIAL CORPORATION

Stock Option Plan
For Optionholders of
Grand Premier Financial, Inc.

          Old Kent Financial Corporation ("Old Kent") is a party to a certain Agreement and Plan of Merger between Grand Premier Financial, Inc. ("Grand Premier"), Old Kent and OK Merger Corporation dated as of September 9, 1999, as amended (the "Plan of Merger"), pursuant to which OK Merger Corporation, a wholly owned subsidiary of Old Kent, will be merged (the "Merger") with and into Grand Premier and Grand Premier will be subsequently liquidated and dissolved.

          Grand Premier has previously issued certain stock options under the following stock option plans (collectively, the "Grand Premier Plans"): (1) the Grand Premier Financial, Inc. 1996 Non-Qualified Stock Option Plan, (2) the Premier Financial Services, Inc. 1995 Non-Qualified Stock Option Plan, and (3) the Premier Financial Services, Inc. 1988 Non-Qualified Stock Option Plan. Pursuant to the Plan of Merger, each stock option issued and outstanding under the Grand Premier Plans immediately prior to the Effective Time (as defined in the Plan of Merger) of the Merger (each, an "Unexercised Option") will become an option to purchase that number of shares of Old Kent Common Stock, $1 par value ("Old Kent Common Stock"), equal to the number of shares of Grand Premier Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio provided in the Plan of Merger (the "Exchange Ratio"), rounded to the nearest whole share of Old Kent Common Stock.

          Old Kent has agreed to honor such options according to their terms, and to register the shares acquired upon their exercise with the Securities and Exchange Commission. This Stock Option Plan has been adopted by Old Kent for the purpose of fulfilling those obligations.

          1.          Establishment of Plan. Old Kent hereby establishes this Stock Option Plan for Optionholders of Grand Premier Financial, Inc. (the "Plan") for the benefit of persons who were holders of stock options of Grand Premier issued pursuant to any of the Grand Premier Plans and who have had their options converted into options ("Options") to purchase shares of Old Kent Common Stock pursuant to the Plan of Merger. The Options will be held pursuant to the terms and conditions set forth herein. This Plan shall be known as the "Old Kent Financial Corporation Stock Option Plan for Optionholders of Grand Premier Financial, Inc."

          2.          Purpose of the Plan. The purposes of the Plan are to fulfill the conditions of Section 2.8 of the Plan of Merger and to preserve the availability of pooling of interests accounting for the Merger. This Plan shall on all occasions be interpreted, construed and implemented in a manner consistent with those purposes.

          3.          Incorporation of Grand Premier Plans by Reference. Each Grand Premier Plan is hereby assumed, adopted and incorporated in its entirety herein by reference and shall be deemed continued by Old Kent, subject to the following:

                    A.          References to "Grand Premier" or "Company" in all of the Grand Premier Plans and option agreements entered into pursuant thereto shall refer to Old Kent.

                    B.          The number of shares of Old Kent Common Stock subject to this Plan shall be equal to the aggregate number of shares of Old Kent Common Stock which would have been received if all holders of Unexercised Options outstanding at the Effective Time of the Merger had exercised such options in their entirety immediately prior to the Effective Time of the Merger.

                    C.          The Acquisition Committee of Old Kent's Board of Directors shall administer the Plan.

                    D.          Other than as necessary to accomplish the conversion of Unexercised Options under the Grand Premier Plans into Options under this Plan, no further Options or other awards shall be granted under this Plan.

                    E.          The price at which Old Kent may exercise its rights, if any, to repurchase shares of Old Kent Common Stock granted under the Plan shall be the closing price of a share of Old Kent Common Stock reported on the New York Stock Exchange on the day on which the event giving rise to the repurchase right occurs.

          4.          Eligibility. Persons who are or were employees of Grand Premier and its affiliates who are holders of Unexercised Options issued under the Grand Premier Plan at the Effective Time of the Merger shall be the only recipients of Options under this Plan. No additional Options may be granted under this Plan.

          5.          Conversion of Unexercised Options. Upon consummation of the Merger, existing Unexercised Options under the Grand Premier Plans shall automatically become Options to purchase Old Kent Common Stock under this Plan and continue under their terms. Each such Unexercised Option shall become, at the Effective Time of the Merger, an Option to purchase that number of shares of Old Kent Common Stock equal to the number of shares of Grand Premier Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio, rounded to the nearest whole share. The exercise price per share under the Option shall be equal to the exercise price per share of the Grand Premier Common Stock that was purchasable under each Unexercised Option, divided by the Exchange Ratio (rounded to the nearest whole cent).

          6.          Effective Date of Plan. This Plan shall take effect at the Effective Time of the Merger.

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